As filed with the Securities and Exchange Commission on February 18, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                         For the month of February 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F...X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes...... No...X...

                                   METRO LOGO



FOR IMMEDIATE RELEASE                                           18 February 2003


                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS


Metro International S.A. ("Metro"), the international newspaper group, today announced the appointment of four new non-Executive Directors. Following an extraordinary general meeting of shareholders in Luxembourg today, Lance Primis, Patrick Byng, Cristina Stenbeck and Anders Fallman have been elected to the Board of Directors. Vigo Carlund, Hans-Holger Albrecht and HC Ejemyr continue as the other non-Executive Board members. There are now seven Board Directors in total. Lance Primis and Patrick Byng were elected as independent non-Executive Directors.

At a Board meeting following the extraordinary general meeting of shareholders, Vigo Carlund was elected as Chairman of the Board of Directors and Cristina Stenbeck was elected as Vice Chairman.

Lance R. Primis is the former President and Chief Operating Officer of The New York Times Company, where he was responsible for operations including The New York Times, The Boston Globe, twenty one regional newspapers, The New York Times Information Services Division, ten sports and leisure magazines, eight network-affiliated television stations and two radio stations. Mr Primis has also served on the Board of Directors of the International Herald Tribune. He now runs his own management consulting firm, and is currently a member of the Board of Torstar Corporation, listed on the Toronto Stock Exchange, and AvalonBay Communities, Inc., listed on the New York Stock Exchange.

Paddy Byng is Managing Director of Ledbury Limited. He was formerly Senior Vice President, International Marketing and Business development at the Polo Ralph Lauren Corporation, with responsibility for global advertising, marketing and public relations. He previously spent eight years in senior positions with leading international advertising agencies.

Cristina Stenbeck is a member of the Board of Directors of Invik & Co AB and Chairman of the Board of Directors of Emesco AB, one of Metro's largest shareholders.

Anders Fallman is President and CEO of Invik & Co AB, the investment holding and financial services company, which is also one of Metro's largest shareholders.

Vigo Carlund has served as a non-Executive Board Director of Metro International since January 2003 and is President and CEO of Industriforvaltnings AB Kinnevik, which is Metro's largest shareholder.

For further information, please visit www.metro.lu, email info@metro.lu or contact +44 (0) 20 7321 5010


Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. 'A' and 'B' shares are listed on NASDAQ and the Stockholmsborsen under the symbols MTROA and MTROB.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.




                            Metro International S.A.
                               75, Route de Longwy
                          LU-8080 Bertrange, Luxembourg
                                  www.metro.lu

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            By: /s/ Anders Fullman
                                                ---------------------
                                                Name: Anders Fullman
                                                Title: Vice President
                                                       of Metro International SA


Date:  February 18, 2003